SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Fushi Copperweld, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

36113E107
(CUSIP Number)

November 27, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36113E107	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Centaurus Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,947,847
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,947,847
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,947,847
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 36113E107	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Centaurus Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,947,847
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,947,847
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,947,847
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 36113E107	13G	Page 4 of 8 Pages

Item 1 (a).	NAME OF ISSUER

Fushi Copperweld, Inc.

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

TYG Center Tower B, Suite 2601, Dong San Huan Bei Lu Bing 2, Beijing, PRC 100027

Item 2 (a).	NAME OF PERSON FILING

(i) Centaurus Capital LP, a United Kingdom limited partnership ("Centaurus"), which serves as investment manager of certain investment funds, including Centaurus Event Opportunities Master Fund Ltd and Centaurus International Risk Arbitrage Master Fund Ltd (collectively, the "Funds") and certain managed accounts, with respect to the shares of Common Stock directly owned by the Funds and the managed accounts; and

(ii) Centaurus Capital Limited, a corporation organized under the laws of the United Kingdom ("CCL"), which serves as the general partner to Centaurus, with respect to the shares of Common Stock directly owned by the Funds and the managed accounts.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

33 Cavendish Square, 16th Floor, London, W1G OPW, United Kingdom

Item 2(c).	CITIZENSHIP
Centaurus is a limited partnership organized under the laws of the United Kingdom.
CCL is a corporation organized under the laws of the United Kingdom.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock

Item 2(e).	CUSIP NUMBER

36113E107

CUSIP No. 36113E107	13G	Page 5 of 8 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 38,402,560 shares of Common Stock issued and outstanding as of September 30, 2012 as reported in the Form 10-Q for the quarterly period ended September 30, 2012 filed by the Company on November 09, 2012.

A.	Centaurus
	(a)	Amount beneficially owned: 1,947,847
	(b)	Percent of class: 5.1%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,947,847
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,947,847

CUSIP No. 36113E107	13G	Page 6 of 8 Pages

B.	CCL
	(a)	Amount beneficially owned: 1,947,847
	(b)	Percent of class: 5.1%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,947,847
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,947,847

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 2 and Exhibit 1.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 36113E107	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE:  December 4, 2012

CENTAURUS CAPITAL LP
By: Centaurus Capital Limited, its General Partner

/s/ Paul Leary
Name: Paul Leary
Title: Director

CENTAURUS CAPITAL LIMITED
/s/ Paul Leary
Name: Paul Leary
Title: Director

CUSIP No. 36113E107	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE:  December 4, 2012

CENTAURUS CAPITAL LP
By: Centaurus Capital Limited, its General Partner

/s/ Paul Leary
Name: Paul Leary
Title: Director

CENTAURUS CAPITAL LIMITED
/s/ Paul Leary
Name: Paul Leary
Title: Director